170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

HEALTHCARE INDUSTRY LEADER DAVID J. McNALLY NAMED CEO OF TITAN MEDICAL INC.

Brings More than 30 Years of Experience Successfully Building Medical Device Companies
and Generating Shareholder Returns; Also Named to Titan’s Board of Directors

TORONTO, ON – (Marketwired – January 3, 2017) – David J. McNally, an executive who has successfully created and developed two medical device companies while generating significant shareholder value, has been appointed Chief Executive Officer and a Director of Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF). Mr. McNally joined Titan on January 1, 2017 and succeeded interim CEO John Barker, who will remain a Director.

“After a very thorough search, which included the consideration of more than a dozen highly qualified candidates, the Board of Directors has selected David to lead Titan during its next stages of development,” said Martin Bernholtz, Chairman of the Board. “David brings to Titan an impressive track record of successful medical device commercialization, plus capital markets experience that we identified as key criteria during our search process. We were most impressed with the returns he generated for his shareholders at ZEVEX International, which was sold to Moog, Inc. in 2007, as well as more recently with Domain Surgical, which was merged with OmniGuide, Inc. earlier this year to become a leading franchise in advanced energy. David has demonstrated extraordinary leadership skills with all facets of building innovative medical device companies including clinically-focused product design and development, capital formation, regulatory clearance, and commercialization. He also has direct experience in the highly competitive surgical space, which we considered another key asset. Our board is fully committed to working with David to advance the SPORT Surgical System’s development program in an effective and efficient manner. I would also like to commend John Barker for the speed and efficiency he displayed in executing the search leading to David’s appointment,” Mr. Bernholtz concluded.

“I am thrilled to be joining Titan as the team moves to refine the design and commence the regulatory approval process for the innovative SPORT™ Surgical System,” said Mr. McNally. “ Based on my research during the interviewing process, I’ve come to the conclusion that SPORT can deliver a unique range of benefits and improved healthcare outcomes to patients, surgeons and hospitals. We are confident that SPORT can produce these advantages at significant cost savings compared to other robotic surgical systems.”

Mr. McNally joins Titan after serving as the founder, President, CEO and Chairman of the Board of Domain Surgical, Inc. Based in Salt Lake City, Utah, Domain was founded in 2009 as a developer, manufacturer and marketer of a new advanced energy surgery platform for precise cutting and coagulation of soft tissue, and reliable vessel sealing in open and laparoscopic procedures. In August of 2016, he merged Domain with flexible laser company OmniGuide, Inc. to become the world’s premier supplier of surgical systems for tissue preservation.

Prior to Domain, Mr. McNally was co-founder, President, CEO and a Director of ZEVEX International, Inc., a publicly-traded (NASDAQ: ZXVI) medical device technology leader that manufactured and marketed a broad array of products, including minimally invasive surgical devices, sensors, and medical device award-winning fluid delivery systems. Under his leadership, ZEVEX was acquired by Moog, Inc. (NYSE: MOGA, MOGB) in 2007.

In addition to earning a MBA from the University of Utah, Mr. McNally holds a Bachelor of Science degree in Mechanical Engineering from Lafayette College, Easton, PA and is the co-inventor of more than 30 U.S. and international patents associated with ferromagnetic surgical devices and systems, electromagnetic and ultrasonic sensors, and medical fluid delivery systems.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”). The Company’s SPORT™ Surgical System, currently under development, includes a surgeon-controlled robotic platform that incorporates a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a surgeon workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT™ Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecologic, and urologic indications. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT INFORMATION

Titan Medical Inc.

Martin Bernholtz, Chairman
(416) 548-7522
info@titanmedicalinc.com
www.titanmedicalinc.com

EVC Group, Inc.

Amanda Prior
Aprior@evcgroup.com

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800